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                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                               FORM 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
         UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
      OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934


                  Commission File Number: 33-16163-LA

Nashville Super 8 Ltd., A California Limited Partnership
(Exact name of registrant as specified in its charter)

3725 Talbot Street, #296, San Diego, California 92106 (619) 294-9435 (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)


              Limited Partnership Interests
(Title of each class of securities covered by this Form)


              None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)     X          Rule 12h-3(b)(1)(i)
     Rule 12g-4(a)(1)(ii)               Rule 12h-3(b)(1)(ii)
     Rule 12g-4(a)(2)(i)                Rule 12h-3(b)(2)(i)
     Rule 12g-4(a)(2)(ii)               Rule 12h-3(b)(2)(ii)
                                        Rule 15d-6

Approximate number of holders of record as of the certification or notice
date:   None

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date: October 22, 1999  By: /s/ Stephen D. Burchett
                                Vice President
                                GHG Hospitality, Inc.
                                Corporate General Partner